                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                            Spectralink Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  847580 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  (12/31/2000)
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

    Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [ ] Rule 13d-1(b)
    [ ] Rule 13d(c)
    [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               Page 1 of 10 Pages

CUSIP No. 847580 10 7                 13G                    Page 2 of 10 Pages

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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       The Hill Partnership III, L.P.
       Tax ID#84-1113656
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, USA
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   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            1,220,681*
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             1,220,681*
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,220,681*
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.0%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

*    The  shares  are  owned of record by The Hill  Partnership  III,  L. P. the
     General Partner of which is Hill Carman Ventures, L.P. (See Exhibit A.)

CUSIP No. 847580 10 7                 13G                    Page 3 of 10 Pages

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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Hill Carman Ventures, L.P.
       84-1113399
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, USA
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             1,220,681*
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       1,220,681*
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,220,681*
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.0%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

*    The  shares  are  owned of record by The Hill  Partnership  III,  L. P. the
     General Partner of which is Hill Carman Ventures, L.P. (See Exhibit A.)

CUSIP No. 847580 10 7                 13G                    Page 4 of 10 Pages

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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Carl D. Carman
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            38,456
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             1,220,681*
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             38,456
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       1,220,681*
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,259,137*
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.2%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

*    1,220,681 of  the shares  are owned  of record by The Hill Partnership III,
     L. P. the General Partner of which is Hill Carman Ventures,  L.P. Reporting person is a general partner of Hill Carman Ventures, L.P. (See Exhibit A.)

CUSIP No. 847580 10 7                 13G                    Page 5 of 10 Pages

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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       John G. Hill
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            7,432
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             1,220,681*
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             7,432
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       1,220,681*
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,228,113*
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.1%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

*    1,220,681 of  the shares  are owned  of record by The Hill Partnership III,
     L. P. the General Partner of which is Hill Carman Ventures,  L.P. Reporting person is a general partner of Hill Carman Ventures, L.P. (See Exhibit A.)

Schedule 13G                                                 Page 6 of 10 Pages

Item 1.     (a)   Name of Issuer:  Spectralink Corporation

            (b)   Address of Issuer's Principal Executive Offices:
                  1650 38th Street, Suite 202E
                  Boulder, CO 80301

Item 2.     (a)   Name of Person Filing:  The Hill Partnership III, L.P., on its
                  own behalf and on behalf of its general  partner,  Hill Carman
                  Ventures,  L.P.,  and John G.  Hill and  Carl D.  Carman,  the
                  general partners of HIll Carman Ventures,  L.P. (see Exhibit A and Joint Filing Agreement attached hereto as Exhibit B).

            (b)   Address of Principal Business Office:
                  885 Arapahoe Avenue
                  Boulder, CO 80302

            (c)   Citizenship: USA

            (d)   Title of Class of Securities:  Common Stock

            (e)   CUSIP Number:  847580 10 7

Item 3.     If this statement  is filed  pursuant to Sections 240.13d-1(b), or
            240.13d-2(b) or (c), check whether the person filing is a:  N/A

            (a)   Amount Beneficially Owned:
                    The Hill Partnership III, L.P.:  1,220,681*
                    Hill Carman Ventures, L.P.:      1,220,681*
                    Carl D. Carman:                  1,259,137*
                    John G. Hill:                    1,228,113*

                    *  1,220,681  of the  shares are owned of record by The Hill
               Partnership  III,  L. P.,  the  General  Partner of which is Hill
               Carman  Ventures,  L.P.  Messrs.  Carman  and  Hill  are  general partners  of Hill  Carman  Ventures,  L.P.  Each  of Hill  Carman
               Ventures,  L.P.,  Mr.  Carman and Mr.  Hill  disclaim  beneficial ownership  of the shares of common  stock  owned of record by The
               Hill  Partnership  III,  L.P.  except  to the  extent  of  each's interest in such shares arising from their  respective  interests in The Hill Partnership III, L.P. (See Exhibit A.)

            (b)   Percent of Class:
                    The Hill Partnership III, L.P.:  6.0%
                    Hill Carman Ventures, L.P.:      6.0%
                    Carl D. Carman:                  6.2%
                    John G. Hill:                    6.1%

            (c)   Number of shares as to which such person has:
                    (i)  sole power to vote or to direct the vote:
                         The Hill Partnership III, L.P.:  1,220,681
                         Carl D. Carman:                     38,456
                         John G. Hill:                        7,432

Schedule 13G                                                 Page 7 of 10 Pages

                  (ii)  shared power to vote or to direct the vote:
                        Hill Carman Ventures, L.P.:      1,220,681
                        Carl D. Carman:                  1,220,681
                        John G. Hill:                    1,220,681

                 (iii)  sole power to dispose or to direct the disposition of:
                        The Hill Partnership III, L.P.:  1,220,681
                        Carl D. Carman:                     38,456
                        John G. Hill:                        7,432

                  (iv)  shared power to dispose or to direct the disposition of:
                        Hill Carman Ventures, L.P.:      1,220,681
                        Carl D. Carman:                  1,220,681
                        John G. Hill:                    1,220,681

Item 5.     Ownership of Five Percent or Less of a Class:  N/A

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:
               N/A

Item 7.     Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:  N/A

Item 8.     Identification and Classification of Members of the Group:
            See Exhibit A attached hereto.

Item 9.     Notice of Dissolution of Group:  N/A

Schedule 13G                                                 Page 8 of 10 Pages

Item 10.    Certification:  N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 1, 2001

                                     THE HILL PARTNERSHIP III, L.P.

                                     By  Hill Carman Ventures, L.P.,
                                         General Partner

                                     By: /s/ John G. Hill
                                        ------------------------------------
                                         John G. Hill, General Partner

Schedule 13G                                                Page 9 of 10 Pages

                                   EXHIBIT A

Item 8.     Identification and Classification of Members of the Group:

     The 1,220,681 shares of Spectralink  Corporation  common stock that are the subject of this filing are held of record by The Hill  Partnership  III, L.P., a
Delaware  limited  partnership.  All voting and  disposition  decisions  for the shares are vested in Hill Carman Ventures, L.P., a Delaware limited partnership, which is the  general  partner of The Hill  Partnership  III,  L. P. The general partners of HIll Carman  Ventures,  L. P. are two individuals,  Messrs.  John G.
Hill and Carl D. Carman, who customarily consult each other regarding voting and disposition  decisions  concerning shares held by The Hill Partnership III, L.P.
Hill Carman  Ventures,  L. P. owns a 1% interest  in The Hill  Partnership  III,
L.P.,  which is subject to increase (to up to a 20% net profits  interest)  upon the occurrence of certain events. Carl D. Carman and John G. Hill are the record and  beneficial  owners of 38,456 and 7,432  shares of  Spectralink  Corporation common stock, respectively.  Each of the other reporting persons on whose behalf this filing is made disclaims  beneficial ownership of the shares held of record by Messrs. Carman and Hill.

Schedule 13G                                                 Page 10 of 10 Pages

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

     Each of the  undersigned  hereby  agrees and consents to the  execution and joint  filing on its or his behalf by The Hill  Partnership  III,  L.P.  of this
Schedule 13G  regarding  beneficial  ownership  of Common  Stock of  Spectralink
Corporation as of December 31, 2000.

     IN WITNESS WHEREOF, the undersigned have executed this agreement as of the
1st day of February, 2001.

                                       THE HILL PARTNERSHIP III, L.P.

                                       By  Hill Carman Ventures, L.P.,
                                           General Partner

                                       By: /s/ John G. Hill
                                          ---------------------------------
                                          John G. Hill, General Partner

                                       Hill Carman Ventures, L.P.

                                       By: /s/ John G. Hill
                                          ---------------------------------
                                          John G. Hill, General Partner

                                       /s/ Carl D. Carman
                                       ------------------------------------
                                       Carl D. Carman

                                       /s/ John G. Hill
                                       ------------------------------------
                                       John G. Hill